

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 8, 2016

<u>Via E-mail</u>
Kevin T. Conroy
President and Chief Executive Officer
Exact Sciences Corporation
441 Charmany Drive
Madison, WI
53719

   Re: **Exact Sciences Corporation**
       Form 10-K
       Filed February 27, 2015
       File No. 001-35092

Dear Mr. Conroy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ David Link for

         John Reynolds
         Assistant Director
         Office of Beverages, Apparel, and
         Mining

cc: Mark R. Busch, Esq.
    K&L Gates LLP